ReliaStar Life Insurance Company
Separate Account N
ING ADVANTAGE CENTURY^{SM}
CONTRACT PROSPECTUS - May 1, 2013

The Contracts. The contracts described in this prospectus are flexible premium individual fixed and variable Advantage Century^{SM} deferred annuity contracts issued by ReliaStar Life Insurance Company (the "Company," "we," "us," "our"). They are issued to you, the contract owner, on a nonqualified basis, or in connection with retirement plans qualifying for special treatment under the Internal Revenue Code of 1986, as amended ("Tax Code"). Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company.

> **Why Reading This Prospectus Is Important.** This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

Investment Options. The contracts offer variable investment options and three fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts or plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account N, a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in "**INVESTMENT OPTIONS**" on page 11 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options:

- Fixed Account A
- Fixed Account B
- Fixed Account C

Except as specifically mentioned, this prospectus describes only the investment options offered through Separate Account N. However, we describe the fixed interest options in Appendix I to this prospectus.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See** "**CONTRACT DISTRIBUTION**" for further information about the amount of compensation we pay.

Availability of Features. Not all features are available in all states. The contracts may not be available in all states, including New York. Some funds may be unavailable through certain contracts and plans or in some states.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2013 Statement of Additional Information ("SAI") without charge by calling us at 1-877-884-5050 or writing us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**" You may also obtain a prospectus or an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-100207. The SAI table of contents is listed on page 50 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

American Funds – Growth Fund (Class 2)	ING International Value Portfolio (Class I)	ING Solution 2015 Portfolio (Class I)[2]
American Funds – Growth-Income Fund (Class 2)	ING Invesco Comstock Portfolio (Class I)[1]	ING Solution 2025 Portfolio (Class I)[2]
American Funds – International Fund (Class 2)	ING Invesco Equity and Income Portfolio (Class I)[1]	ING Solution 2035 Portfolio (Class I)[2]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Invesco Growth and Income Portfolio (Class S)[1]	ING Solution 2045 Portfolio (Class I)[2]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Solution Income Portfolio (Class I)[2]
Fidelity® VIP Index 500 Portfolio (Initial Class)	ING JPMorgan Mid Cap Value Portfolio (Class I)	ING Strategic Allocation Conservative Portfolio (Class I)[2]
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	ING JPMorgan Small Cap Core Equity Portfolio (Class I)	ING Strategic Allocation Growth Portfolio (Class I)[2]
Fidelity® VIP Money Market Portfolio (Initial Class)	ING Large Cap Growth Portfolio (Class I)	ING Strategic Allocation Moderate Portfolio (Class I)[2]
Franklin Small Cap Value Securities Fund (Class 2)	ING Large Cap Value Portfolio (Class I)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING American Century Small-Mid Cap Value Portfolio (Class I)	ING Limited Maturity Bond Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
ING Baron Growth Portfolio (Class I)	ING Liquid Assets Portfolio (Class I)	ING T. Rowe Price Equity Income Portfolio (Class I)
ING BlackRock Large Cap Growth Portfolio (Class I)	ING Marsico Growth Portfolio (Class I)	ING T. Rowe Price Growth Equity Portfolio (Class I)
ING Clarion Global Real Estate Portfolio (Class I)	ING MFS Total Return Portfolio (Class S)	ING T. Rowe Price International Stock Portfolio (Class I)
ING Columbia Contrarian Core Portfolio (Class I)[1]	ING MidCap Opportunities Portfolio (Class I)	ING Templeton Foreign Equity Portfolio (Class I)
ING FMR^SM Diversified Mid Cap Portfolio (Class S)**	ING Multi-Manager Large Cap Core Portfolio (Class S)[1]	ING U.S. Stock Index Portfolio (Class I)
ING Global Resources Portfolio (Class S)	ING Oppenheimer Global Portfolio (Class I)	Lord Abbett Series Fund – Mid Cap Stock Portfolio (Class VC)
ING Growth and Income Portfolio (Class I)	ING PIMCO Total Return Portfolio (Class I)	Neuberger Berman AMT Socially Responsive Portfolio® (Class I)
ING Index Plus LargeCap Portfolio (Class I)	ING Pioneer High Yield Portfolio (Class I)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Index Plus MidCap Portfolio (Class I)	ING Pioneer Mid Cap Value Portfolio (Class S)	Pioneer High Yield VCT Portfolio (Class I)
ING Index Plus SmallCap Portfolio (Class I)	ING Russell^TM Large Cap Growth Index Portfolio (Class I)	Wanger Select
ING Intermediate Bond Portfolio (Class I)	ING Russell^TM Large Cap Index Portfolio (Class I)	Wanger USA
ING International Index Portfolio (Class S)	ING Russell^TM Mid Cap Growth Index Portfolio (Class S)	
	ING SmallCap Opportunities Portfolio (Class I)	

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* Effective December 19, 2007, ING Balanced Portfolio was closed to any new investments (including loan repayments) or transfers. There will be no additional disclosure regarding this fund in this prospectus.

** FMR^SM is a service mark of Fidelity Management & Research Company.

(1) This fund has changed its name since your last prospectus supplement. See the table in **"APPENDIX II – Fund Descriptions"** for the former fund name.

(2) These funds are structured as fund of funds that invest directly in shares of underlying funds. **See** "**FEES – Fund of Funds**" for additional information.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Contract Design

The contracts described in this prospectus are individual deferred fixed and variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options. The term "contract" in this prospectus refers to individual fixed and variable annuity contracts.

Who's Who

You*: The individual who purchases the contract.

Contract Holder*: The person (or non-natural owner) to whom we issue the contract. Generally, you. The contract holder generally has all rights under the contract. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights by participants in Tax Code section 403(b) plans may require the consent and approval of your employer and/or plan sponsor or its delegate. **See** "**TAX CONSIDERATIONS – Taxation of Qualified Contracts - Distributions - Eligibility - 403(b) and Roth 403(b) Plans**."

We may also refer to the contract holder as the contract owner.

We (the "Company"): ReliaStar Life Insurance Company. We issue the contract.

For greater detail, please review "**PURCHASE AND RIGHTS**."

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*Some contracts may be purchased by and issued directly to employers sponsoring certain plans, including 457 and 401 plans. The terms "you," "contract holder," and "contract owner" apply to these employers, who have all rights under the contracts.

The Contract and Your Retirement Plan

The contracts may be issued on a nonqualified basis ("nonqualified contracts"), or for use with retirement arrangements under Tax Code sections 403(b), 408, 408A or 457 of the Tax Code ("qualified contracts"). We may also, at our discretion, issue nonqualified contracts for use with retirement arrangements under Tax Code section 401.

Use of an Annuity Contract in a Retirement Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 403(b), Roth 403(b), 408, 408A, or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See** "**PURCHASE AND RIGHTS**."

Questions: Contacting the Company. To answer your questions, contact your sales representative or write or call us at our Administrative Service Center.

ING Service Center
P.O. Box 5050
Minot, North Dakota 58702-
  5050
1-877-884-5050

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

We can only act upon requests that are received in good order.

Contract Facts

Free Look/Right to Cancel. You may cancel your contract within 10 days (some states require more than 10 days) of receipt. **See** "**RIGHT TO CANCEL**."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. Any death benefit during the income phase will depend upon the income phase payment option selected. **See** "**DEATH BENEFIT**" and "**INCOME PHASE**."

Withdrawals. During the accumulation phase, you may withdraw all or part of your account value. Certain fees and taxes may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. **See** "**WITHDRAWALS**."

Systematic Withdrawals. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. **See** "**SYSTEMATIC WITHDRAWALS**."

Loans. If allowed by the contract and the plan, loans may be available during the accumulation phase. These loans are subject to certain restrictions. **See** "**LOANS**."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. **See** "**FEE TABLE**" **and** "**FEES**."

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See** "**TAX CONSIDERATIONS**."

Contract Phases

Accumulation Phase (accumulating dollars under your contract)



STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:
• Fixed Interest Options; or
• Variable Investment Options. (The variable investment options are the subaccounts of Separate Account N. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contracts offer three income phase payment options. **See** "**INCOME PHASE**." In general, you may:
• Receive monthly income phase payments for your life (assuming you are the annuitant);
• Receive monthly income phase payments for your life, but with payments continuing to your beneficiary for 10 years if you die before the end of the selected period;
• Receive monthly income phase payments for your life and for the life of another person; or
• Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted.*

Early Withdrawal Charge (as a percentage of amount withdrawn)[1]
    Applicable to Texas K-12 TSA contracts 8.0%
    Applicable to all other contracts 7.0%

Partial Withdrawal Processing Fee[2]... $25.00

Transfer Charge[3].. $25.00

Loan Processing Fee[4].. $25.00

Loan Interest Rate Spread (per annum)[5].. 3.0%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee[6] $30.00

Separate Account Annual Expenses
    (as a percentage of average account value)
        Maximum Mortality and Expense Risk Charge 1.25%
        Maximum Administrative Expense Charge 0.15%
        Optional One-Year Step Up (Reset) Death Benefit Endorsement Charge[7] 0.15%
        Maximum Total Separate Account Annual Expenses 1.55%

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[1] The early withdrawal charge for contracts applies to each purchase payment and reduces over time. In certain cases this charge may not apply to a portion or all of your withdrawal. These fees may be waived, reduced or eliminated in certain circumstances.

[2] The Company does not currently impose a partial withdrawal processing fee, but reserves the right to charge a fee not to exceed the lesser of 2.0% of the partial withdrawal amount or $25, including partial withdrawals made as a part of a systematic withdrawal program. **See "FEES – Early Withdrawal Charge." See also "SYSTEMATIC WITHDRAWALS."**

[3] The Company does not currently impose a charge for transfers between the subaccounts or to or from the fixed interest options. However, we reserve the right to assess a $25 charge on any transfer or to limit the number of transfers, including transfers made under the dollar cost averaging program or the asset rebalancing program.

[4] This is the maximum fee we would charge. We are not currently charging this fee. **See "LOANS."**

[5] This is the difference between the rate charged and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however, we reserve the right to apply a spread of up to 3.0% per annum. For example, if the current interest rate charged on a loan is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."**

[6] The Company currently deducts an annual maintenance fee of $30 from the account value, but reserves the right to waive the charge when the account value exceeds $25,000. We also reserve the right to waive this charge where the annual purchase payments, less any cumulative partial withdrawals, equal or exceed $5,000.

[7] The 0.15% fee is only charged to contract owners who choose the optional death benefit endorsement. This endorsement is not available for contracts issued in the State of Texas.

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* State premium taxes (which currently range from 0.0% to 4.0% of purchase payments) may apply, but are not reflected in the fee tables or examples. **See "FEES – Premium and Other Taxes."**

In this section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples

See the "Fees" section for:
- How, When and Why Fees are Deducted;
- Redemption Fees;
- Reduction or Elimination of Certain Fees;
- Premium and Other Taxes; and
- Charge for the Optional One-Year Step Up (Reset) Death Benefit Endorsement

We may have used the following terms in prior prospectuses:

Contingent Deferred Sales Charge-Early Withdrawal Charge

Annual Contract Charge-Annual Maintenance Fee

Contract Year-Account Year

Administrative Charge-Administrative Expense Charge

Reallocation Charge-Transfer Charge

Texas K-12 TSA contracts are voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who purchased the contract on or after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees and other expenses)	0.10%	1.51%

See "**FEES – Fund Fees and Expenses**" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include maximum transaction expenses, contract fees, separate account annual expenses, the maximum annual maintenance fee of $30 (converted to a percentage of assets equal to 0.133%), and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5.0% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$965	$1,462	$1,869	$3,497	$322	$984	$1,670	$3,497

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5.0% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$834	$1,061	$1,166	$2,098	$181	$561	$966	$2,098

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix III of this prospectus, we provide condensed financial information about Separate Account N subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount over the past 10 years. For subaccounts not available 10 years ago, we give a history from the time purchase payments were first received in the subaccounts under the contracts.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account N and the statutory basis

financial statements and the related notes to financial statements for ReliaStar Life Insurance Company are located in the Statement of Additional Information.

THE COMPANY

ReliaStar Life Insurance Company (the "Company" "we", "us", "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into the Company, and the Company assumed responsibilities for Northern's obligations under the contracts. We are an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

We offer individual life insurance and annuities, employee benefits and retirement contracts. We are authorized to do business in the District of Columbia and in all states, except New York.

<table>
<tr><td>Our Home Office:</td><td>Our Administrative Service Center:</td></tr>
<tr><td>20 Washington Avenue South
Minneapolis, Minnesota 55401</td><td>ING Service Center
P.O. Box 5050
Minot, North Dakota 58702-5050</td></tr>
</table>

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

PURCHASE AND RIGHTS

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as 401, 403(b), Roth 403(b), 408, 408A, or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Valuation Date: Any day that the New York Stock Exchange is open for trading.

Contract Rights

Under 403(b) plans, you generally hold all rights under the contract and may make all elections under the contract. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of your employer and/or plan sponsor or its delegate. **See** "**TAX CONSIDERATIONS – Taxation of Qualified Contracts - Distributions – Eligibility - 403(b) and Roth 403(b) Plans**." For information regarding contracts issued to certain employers sponsoring 401 or 457 plans, see "**CONTRACT OVERVIEW – Who's Who**."

How to Purchase

The contract holder may purchase a contract from us by completing an application and making an initial purchase payment. Upon our approval, we will issue a contract and set up an account for the contract holder under the contract.

For nonqualified contracts, the following purchase payment methods are allowed:
- One lump sum;
- Periodic payments; or
- Transfer under Tax Code section 1035.

For qualified contracts, the following purchase payment methods are allowed:
- One lump sum;
- Periodic payments; or
- Rollovers or exchanges, as permitted by the Tax Code. Currently the contracts do not allow rollovers from a 401(a), 401(k), 403(b), Roth 403(b) plan or from an IRA into contracts used with 457 plans.

Contributions to a Roth 403(b) contract must be made by salary reduction (to the extent allowed by the contract), paid to us on your behalf, as permitted by the Tax Code.

The minimum amount we will accept as a lump-sum purchase payment is $5,000. Periodic purchase payments may not be less than $200 annually for 403(b) and Roth 403(b) contracts and $50 per payment for all other contracts. The minimum payment to Fixed Account C is $5,000. We reserve the right to reject any purchase payment to an existing account if the purchase payment, together with the account value at the next valuation date, exceeds $1,000,000. Any purchase payment not accepted by the Company will be refunded.

Any reduction of the minimum initial or subsequent purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, we will notify you of the reasons and the application and any purchase payments will be returned to you.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. However, for contracts issued in states that require a refund of all purchase payments made, we will credit the initial purchase payment to the Fidelity® VIP Money Market Portfolio subaccount during the right to cancel period, plus five calendar days. **See** "**RIGHT TO CANCEL.**" Allocations must be in whole percentages and there are limits on the number of investment options you may select. When selecting investment options you may find it helpful to review "**INVESTMENT OPTIONS.**"

Factors to Consider in the Purchase Decision. The decision to purchase or participate in a contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – These contracts are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in a contract. You should not participate in a contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under the contracts may fluctuate with the markets and interest rates. You should not participate in a contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule or early withdrawal charges or any other increased charges that might apply under these contracts. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within 10 days of receipt (some states require more than 10 days) by returning it to our Administrative Service Center or to your sales representative along with a written notice of cancellation.

Refunds. We will issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation.

For all contracts except IRA and Roth IRA contracts, unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, where a refund of purchase payments is not required, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. For IRA and Roth IRA contracts, your refund will equal all purchase payments made or the contract value, whichever is greater.

If your state requires that we refund all purchase payments made, we will allocate the initial purchase payment to the Fidelity® VIP Money Market Portfolio subaccount during the right to cancel period, plus five calendar days. If you choose to keep the contract, after this period, the purchase payments will be allocated among the investment options you selected.

INVESTMENT OPTIONS

The contracts offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), you instruct us to allocate account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Separate Account N. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Separate Account N

We established Separate Account N (the "separate account") on October 1, 2002 under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the separate account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under Washington law. In connection with the merger of Northern and the Company, the separate account was transferred to the Company.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We provide a brief description of each fund in Appendix II. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Administrative Service Center at the address and phone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Possible Conflicts of Interest. With respect to insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds which are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under the contract, you have a fully vested interest in the contract and may instruct the Company how to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by written communication before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." See also "**TRANSFERS**" for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For a description of the fixed interest options, see **APPENDIX I.**

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses and Appendix I.

Furthermore, be aware that there may be:
- **Limits on Availability of Options.** We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. **See** "**INVESTMENT OPTIONS - Right to Change the Separate Account**." Some subaccounts or fixed interest options may not be available in all contracts or in some states. In the case of a substitution, the new fund may have different fees and charges, investment objectives or policies than the fund it replaced;
- **Limits on How Many Investment Options You May Select.** Generally, you may select no more than 18 investment options at any one time during the accumulation phase of your account. Each subaccount and each fixed account selected counts towards this 18 investment option limit; and
- **Reinvestment.** The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

FEES

The following repeats and adds to information provided in "**FEE TABLE.**" Please review both sections for information on fees.

TRANSACTION FEES

Early Withdrawal Charge
Withdrawals of all or a portion of your account value may be subject to a charge.

Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Account Year of Withdrawal Minus Account Year of Purchase Payment	Early Withdrawal Charge (as Percentage of Purchase Payments)[1]
Less than 1	7.0%
1 or more but less than 2	7.0%
2 or more but less than 3	6.0%
3 or more but less than 4	5.0%
4 or more but less than 5	4.0%
5 or more but less than 6	2.0%
6 or more	0.0%

Early Withdrawal Charge Applicable to Texas K-12 TSA Contracts	
Account Year of Withdrawal Minus Account Year of Purchase Payment	Early Withdrawal Charge (as Percentage of Purchase Payments)[2]
Less than 1	8.0%
1 or more but less than 2	7.0%
2 or more but less than 3	6.0%
3 or more but less than 4	5.0%
4 or more but less than 5	4.0%
5 or more but less than 6	2.0%
6 or more	0.0%

----

[1] For qualified contracts, the early withdrawal charge will be 0.0% after the 12th account year regardless of the table above. For all contracts issued in Utah after May 6, 2003, the withdrawal charge will be 0.0% after the 10th account year.

[2] 10 years from the original issue date the withdrawal charge will be 0.0% regardless of the table above.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, and the administrative charge, to make up the difference.

Types of Fees

The following types of fees or deductions may affect your account:

- *TRANSACTION FEES:*

  ▷ Early Withdrawal Charge;
  ▷ Partial Withdrawal Processing Fee;
  ▷ Transfer Charge;
  ▷ Loan Processing Fee and Loan Interest Rate Spread; and
  ▷ Redemption Fees.

- *PERIODIC FEES AND CHARGES:*

  ▷ Annual Maintenance Fee;
  ▷ Mortality and Expense Risk Charges;
  ▷ Administrative Expense Charge; and
  ▷ Optional One-Year Step Up Reset Death Benefit Endorsement Charge.

- *FUND FEES AND EXPENSES*

- *PREMIUM AND OTHER TAXES*

Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

For example, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 5.0% of the portion of that purchase payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. There is no early withdrawal charge if, during each account year, the amount withdrawn is the greater of:
• Earnings; or
• 10% of purchase payments subject to the early withdrawal charge, as of the last account anniversary.

You may take four free withdrawals each account year. If the first withdrawal in an account year exceeds the free withdrawal amount, the excess is subject to an early withdrawal charge. If the first withdrawal in an account year equals the free withdrawal amount, any other withdrawals made during that account year may be subject to an early withdrawal charge.

If the first withdrawal in an account year is less than the free withdrawal amount, any unused percentage of the free withdrawal amount may be applied against three additional withdrawals during the account year.

The unused percentage of the free withdrawal amount is computed by us on the date of any withdrawal request made during an account year based on:

$$[\text{Greater of A or B}] - C$$

Where:
    A = Earnings;
    B = 10% of purchase payments subject to early withdrawal charges as of the beginning of the account year; and
    C = Any prior withdrawals made during the same account year period.

Early Withdrawal Charge Waivers Under All Contracts. These waivers apply to all contracts, unless otherwise specified. Please also read the following subsection regarding additional waivers available under certain contracts.

This charge is waived for portions of a withdrawal that are:
• Used to provide income phase payments to you;
• Paid due to the owner or annuitant's death during the accumulation phase or, in the case of a nonqualified contract, the annuitant's death during the accumulation phase;
• For qualified contracts issued in connection with 403(b) plans only, withdrawn after the fifth account year, where the annuitant has separated from service after attaining age 55 (may not be available in all states); or
• Paid upon termination of your account by us. **See "OTHER TOPICS – Involuntary Terminations."**

Early Withdrawal Charge Waivers Under Certain Contracts. These waivers only apply to certain contracts. You should refer to your contract to determine which waivers apply to you.

The charge is waived for portions of a withdrawal from a 403(b) contract that are:
• Applied to a contract offered by another approved provider under your plan;
• Withdrawn due to separation from service from your employer; or
• Withdrawn due to a hardship as defined by the Tax Code.

Partial Withdrawal Processing Fee

Amount. We do not currently charge a partial withdrawal processing fee, but we reserve the right to charge a fee not to exceed the lesser of 2.0% of the amount withdrawn or $25.

Purpose. This fee reimburses us for administrative expenses associated with processing partial withdrawals.

Transfer Charge

Amount. We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 per transfer for any transfer and to limit the number of transfers, including transfers made under the dollar cost averaging program and the asset rebalancing program.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Loan Processing Fee and Loan Interest Rate Spread

For a discussion of the loan processing fee and loan interest rate spread, the fees and costs that may be associated with loans, please **see "LOANS – Charges."**

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

PERIODIC FEES AND CHARGES

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. Each year during the accumulation phase, we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal.

Purpose. This fee reimburses us for our administrative expenses related to the contracts, the separate account and the subaccounts.

Waiver. We reserve the right to waive the annual maintenance fee under certain circumstances. For example, we may waive the charge if the account value exceeds $25,000 on the date this fee is to be deducted. We may also waive this charge where the annual purchase payments, less any withdrawals, equal or exceed $5,000. However, we reserve the right to reinstate the fee on contracts qualifying for the waiver.

Mortality and Expense Risk Charges

Maximum Amount. The amount of these charges, on an annual basis, is equal to 1.25% of the daily value of amounts invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. We deduct these charges daily from the subaccounts corresponding to the funds you select. We do not deduct these charges from the fixed interest options.

Purpose. These charges compensate us for the mortality and expense risks we assume under the contract. Namely:
- Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract and the funding of the guaranteed death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for these charges is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from these charges.

Administrative Expense Charge

Maximum Amount. The amount of this charge, on an annual basis, is equal to 0.15% of the daily value of amounts invested in the subaccounts.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options.

Purpose. This charge helps defray our cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Optional One-Year Step Up (Reset) Death Benefit Endorsement Charge

If you have purchased the optional one-year step up (reset) death benefit endorsement, we will charge a fee equal to an annual rate of 0.15% of the average daily value of amounts invested in the subaccounts. This fee will be charged monthly. **See** "**DEATH BENEFIT – Optional One-Year Step Up (Reset) Death Benefit Endorsement**." This endorsement is not available for contracts issued in the State of Texas.

REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, the annual maintenance fee, the mortality and expense risk charge or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:
- The size and type of group to whom the contract is offered;
- The type and frequency of administrative and sales services provided;
- The use by an employer of automated techniques in submitting purchase payments or information related to purchase payments on behalf of its employees; or
- Any other circumstances which reduce distribution or administrative expenses.

The exact amount of contract charges applicable to a particular contract will be stated in that contract. For contracts issued as funding vehicles for Tax Code section 403(b) plans, early withdrawal charges may be waived under certain circumstances. We currently provide a reduced early withdrawal charge for purchasers of contracts issued as tax deferred annuities for Tax Code section 403(b) plans to employees of certain school districts which, in our judgment, have provided cost reduction benefits to us in the distribution of its contracts.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

FUND FEES AND EXPENSES

As shown in the fund prospectuses and described in "**FEE TABLE – Fund Fees and Expenses,**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contracts.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2012, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
- Fidelity Investments[®]
- American Funds[®]
- PIMCO Funds
- Columbia Funds
- Franklin[®] Templeton[®] Investments
- Neuberger Berman Management, Inc.
- Pioneer Investments
- Lord Abbett Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2012, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities, because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

PREMIUM AND OTHER TAXES

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0.0% to 4.0%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes from purchase payments as they are received, or from the account value immediately before you commence income phase payments, as permitted or required by applicable law.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. **See** "**TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Separate Account N subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charges and the administrative expense charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charges, the administrative expense charge, and any other fees deducted daily from investments in the separate account. **See** "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the NYSE are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.



$5,000 Purchase Payment

Step 1 ↓

ReliaStar Life Insurance Company

Step 1: You make an initial purchase payment of $5,000.

Step 2 ↓

Separate Account N		
Subaccount A 300 accumulation units	Subaccount B 100 accumulation units	Etc.

↓   **Step 3**   ↓

Mutual Fund A	Mutual Fund B

Step 2:
- You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "**PURCHASE AND RIGHTS**." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

TRANSFERS

During the accumulation phase you may transfer amounts among the available subaccounts, and from the subaccounts to either Fixed Account A or Fixed Account B. Amounts may be transferred from Fixed Account C to one or more subaccounts only, and requires participation in the dollar cost averaging program. Transfers from Fixed Account C to Fixed Account A or Fixed Account B are not allowed. Transfers from Fixed Account A, Fixed Account B, or the subaccounts to Fixed Account C are not allowed.

We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 for each transfer and to limit the number of transfers.

Transfer Requests. Requests may be made in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Section 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
• Meets or exceeds our current definition of Excessive Trading, as defined below; or
• Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:
• More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
• Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
• Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
• Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
• Purchases and sales of fund shares in the amount of $5,000 or less;
• Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
• Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to the ING Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Administrative Service Center or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. Telephone transactions may be automatically available to you when you complete the contract application, unless you specifically decline to have such telephone privileges. In some states, you must affirmatively elect to have telephone privileges. The election may be made in the application or by completing a telephone reallocation form. A personal identification number (PIN) will be assigned to you when your telephone privileges are established. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These may include recording calls on voice recording equipment, requiring completion of a "telephone reallocation" form, written confirmation of telephone instructions and use of a PIN to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price.

Currently, under this program you may elect one of the following transfer options:
Option One:
- You may direct us to automatically transfer a fixed dollar amount or a specified percentage from the subaccounts, Fixed Account A, or Fixed Account C, to any of the other subaccounts or to Fixed Account A or Fixed Account B. However, transfers from Fixed Account C to Fixed Account A or Fixed Account B are not allowed. Also, no transfers to Fixed Account C are allowed from any subaccount or from any other fixed option.
- Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis only.

Option Two:
- You may direct us to automatically transfer the interest earned on amounts invested in Fixed Account B to any one or more of the subaccounts.
- Only automatic transfers of 100% of interest earned are allowed. We will only transfer interest that is earned after you have elected this option. Reallocations may be made on a monthly, quarterly, semi-annual or annual basis.
- To elect transfers of this type, your account value must be at least $10,000 and the Fixed Account B account value must be at least $5,000. We reserve the right to discontinue these transfers when the Fixed Account B account value becomes less than $5,000.
- Transfers from Fixed Account B to the subaccounts or to Fixed Account A are allowed, subject to certain conditions. See Appendix I.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. To obtain an application form or for additional information about this program, contact your sales representative or call us at the number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

We reserve the right to discontinue, modify or suspend the dollar cost averaging program and to charge a processing fee not to exceed $25 for each transfer made under this program.

Automatic Reallocation Program (Asset Rebalancing). Asset rebalancing allows you to reallocate your account value to match your current investment allocations by reallocating account values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value on each quarterly anniversary of the date we established your account (or any other date as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market.

There is currently no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. You are eligible to participate in this program if your account value is at least $10,000. To apply, you must complete an application that you may obtain by writing to us at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." You must choose the applicable subaccounts and the percentage of account value to be maintained on a quarterly basis in each subaccount. All values in a selected subaccount will be available for rebalancing.

You may instruct us at any time to terminate this program by written request to us at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Any value in a subaccount that has not been reallocated will remain in that subaccount regardless of the percentage allocation, unless you instruct us otherwise. If you wish to continue the reallocations after they have been terminated, you must complete an application and have at least $10,000 of account value.

We reserve the right to discontinue, modify or suspend the account rebalancing program and to charge a processing fee not to exceed $25 for each reallocation between the subaccounts or to or from the unloaned account value of Fixed Account A. The account value in Fixed Account C is not eligible for participation in this program.

Transfers from the Fixed Accounts. For information on transfers from the Fixed Accounts, see Appendix I of this prospectus.

WITHDRAWALS

Subject to any applicable retirement plan or Tax Code restrictions (**see** "Withdrawal Restrictions" below), you may withdraw all or a portion of your withdrawal value at any time during the accumulation phase. No withdrawals are permitted from Fixed Account C. Contracts issued in connection with qualified retirement plans (other than IRAs and Roth IRAs) generally require that the plan sponsor, or its delegate, certify that you are eligible for the distribution.

Steps for Making a Withdrawal. You must select the withdrawal amount:
- Full Withdrawals: You will receive your withdrawal value, reduced by any applicable tax, redemption fees, and maintenance fees; or
- Partial Withdrawals: You may request withdrawal of either:
  ▷ A gross amount, in which case the applicable early withdrawal charge, redemption fees, and taxes will be deducted from the gross amounts requested; or
  ▷ A specific amount after deduction of the applicable early withdrawal charge, redemption fees, and taxes.

Requests for partial withdrawals are subject to the following conditions:
- The minimum amount of any partial withdrawal must be $1,000;
- The account value may not fall below the greater of $1,000 or any outstanding loan balance divided by 85%;
- We may charge a processing fee of $25 or, if less, 2.0% of the amount partially surrendered;
- Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have an account value; and
- You must properly complete a disbursement form and deliver it to our Administrative Service Center.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  ▷ Salary reduction contributions made after December 31, 1988; and
  ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship. Other withdrawals may be allowed as provided for under the Tax Code or regulations;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See** "**TAX CONSIDERATIONS – Taxation of Qualified Contracts - Distributions – Eligibility – 403(b) and Roth 403(b) Plans**";
- Participants in the Texas Optional Retirement Program. You may not receive any distribution before retirement, except upon becoming disabled as defined in the Tax Code or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law; and
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship.

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:
- Early Withdrawal Charge (**see** "**FEES – Early Withdrawal Charge**")
- Annual Maintenance Fee (**see** "**FEES – Annual Maintenance Fee**")
- Partial Withdrawal Processing Fee (**see** "**FEES – Early Withdrawal Charge – Partial Withdrawal Processing Fee**")
- Redemption Fees (**see** "**FEES – Redemption Fees**")
- Tax Penalty (**see** "**TAX CONSIDERATIONS**")
- Tax Withholding (**see** "**TAX CONSIDERATIONS**")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Withdrawal Value: Your account value less any outstanding loan balance and early withdrawal charge.

Calculation of Your Withdrawal. We determine your account value every normal business day that the NYSE is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation date after we receive a request for withdrawal in good order at our Administrative Service Center.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order. No interest will accrue on amounts represented by uncashed withdrawal checks.

SYSTEMATIC WITHDRAWALS

A systematic withdrawal is a series of automatic partial withdrawals from your account based on a payment method you select. You may elect to withdraw a specified dollar amount or a percentage of the account value on a monthly, quarterly, semiannual or annual basis. The amount of each systematic withdrawal must be at least $300.

Systematic Withdrawal Availability. We reserve the right to modify or discontinue offering systematic withdrawals. However, any such modification or discontinuation will not affect any systematic withdrawals already in effect. We may add additional systematic withdrawal options from time to time.

Requesting a Systematic Withdrawal. To request systematic withdrawals and to assess terms and conditions that may apply, contact your sales representative at the number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

> **Features of a Systematic Withdrawal**
>
> A systematic withdrawal allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Terminating Systematic Withdrawals. You may discontinue systematic withdrawals at any time by submitting a written request to our Administrative Service Center.

Charges. Systematic withdrawals are subject to early withdrawal charges. Although we currently do not impose a processing fee, we reserve the right to charge a processing fee not to exceed the lesser of 2.0% of each systematic withdrawal payment or $25.

Taxation. Systematic withdrawals and revocations of elections may have tax consequences. Amounts withdrawn may be included in your gross income in the year in which the withdrawal occurs, and withdrawals prior to your reaching age 59½ may also be subject to a 10% federal tax penalty. **See** "**TAX CONSIDERATIONS**."

LOANS

Loans Available from Certain Qualified Contracts. If allowed by the contracts and the qualified plan for which the contract is issued, a loan may be available from the account value prior to your election of an income phase payment option or the annuitant's attainment of age 70½. Loans are only allowed from amounts allocated to subaccounts and certain fixed accounts. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices, or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if you have an outstanding loan in default. Loans are not available from nonqualified contracts, IRAs, 457, or Roth 403(b) contracts.

A loan may be requested by properly completing the loan request form and submitting it to our Administrative Service Center. Read the terms of the loan agreement before submitting any request. Processing of loan repayments (including pricing of such repayments) may be delayed for administrative reasons, including but not limited to submission of repayment without a proper loan coupon, or where the amount of a repayment differs from the amount printed on the loan coupon. We may also refuse to accept certain forms of loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your loan repayment. Please contact us at the number or address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" for further information.

Charges. Loans are subject to any applicable early withdrawal charge. We reserve the right to charge a processing fee not to exceed $25. Interest will be charged on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

DEATH BENEFIT

During the Accumulation Phase

When is a Death Benefit Payable? During the accumulation phase, a death benefit is payable when the contract holder or in certain circumstances, annuitant dies.

Who Receives Death Benefit Proceeds? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries and/or contingent beneficiaries. Unless you have instructed us otherwise, if more than one beneficiary has been named, the payment will be paid in equal shares. If you die and no beneficiary or contingent beneficiary exists, or if the beneficiary or contingent beneficiary is not living on the date payment is due, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application and may change the designated beneficiary at any time before income phase payments begin by sending us a written request. Upon our receipt of your written request in good order (**see** "**CONTRACT OVERVIEW – Questions: Contacting the Company**"), we will process the change effective the date it was signed. Any change in beneficiary will not affect any payments made or affect any actions taken by us before the request was received. We are not responsible for the validity of any beneficiary change.

Death Benefit Amount

If you (for contracts owned by a natural person), or the annuitant (for contracts owned by a non-natural person in connection with a 457 plan) die prior to the income phase, the person you have chosen to be your beneficiary will receive a death benefit. The death benefit will be the greatest of three amounts: (1) the account value on the claim date less any outstanding loan balance; (2) the sum of all purchase payments, adjusted for any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan, loans and fees and expenses); or (3) the account value on the sixth account anniversary immediately preceding your death (i.e., the account value on the latest of the 6th, 12th, 18th, etc. account anniversary), adjusted for purchase payments made and for amounts deducted (including withdrawals, payments made under an income phase payment plan, loans and fees and expenses) since that anniversary. If you or the annuitant, as described above, die after age 80, your beneficiary will receive the greater of (1) or (2) above.

If your contract is a nonqualified contract owned by a non-natural person and the annuitant dies, the beneficiary will receive the account value only. In that situation, neither the death benefit in (2) or (3) above will be available, nor can the optional one-year step up (reset) death benefit be purchased.

For contracts owned by a natural person, if the annuitant dies and is not the same as the contract owner, the contract owner will automatically be named as the new annuitant and no death benefit will be payable.

Optional One-Year Step Up (Reset) Death Benefit Endorsement

For an additional charge, you can purchase an endorsement that enables you to change the sixth account anniversary immediately preceding your death, in option (3) above, to the account anniversary immediately preceding your death. The death benefit determined based on the account anniversary immediately preceding your death may be more or less than the amount of the death benefit determined based on the sixth account anniversary immediately preceding your death. It may be possible that you will not realize any benefit from the purchase of the endorsement. The charge for this endorsement is equal to an annual rate of 0.15% of the average daily value of amounts invested in the subaccounts, charged on a monthly basis.

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, **see** "**INCOME PHASE**."

Terms to Understand:
- **Account Year/Account Anniversary:** A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date;
- **Annuitant(s):** The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based;
- **Beneficiary(ies):** The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract;
- **Claim Date:** The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Administrative Service Center. Please contact our Administrative Service Center to learn what information is required for a request for payment of the death benefit to be in good order. Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out; and
- **Contingent Beneficiary:** The person(s) or entity(ies) designated to receive death benefit proceeds under the contract if no beneficiary is alive when the death benefit is due.

Payment of the Death Benefit Before Income Phase Payments Begin

The beneficiary may choose one of the following three methods of payment:
- Receive a lump-sum payment equal to all or a portion of the account value;
- Apply some or all of the account value to any of the income phase payment options (in no event may payments to a beneficiary extend beyond the beneficiary's life expectancy or any period certain greater than the beneficiary's life expectancy); or
- Any other distribution method acceptable to us.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

The timing and manner of payment are subject to the Tax Code's distribution rules. **See** "**TAX CONSIDERATIONS – Distributions - General**." In general, the death benefit must be applied to either an income phase payment option within one year of the contract holder's or annuitant's death or the entire account value must be distributed within five years of the contract holder's or annuitant's date of death. For nonqualified contracts, an exception to this provision applies if the designated beneficiary is the surviving spouse, in which case the beneficiary may continue the contract as the successor contract holder and generally may exercise all rights under the contract.

Requests for payment of the death benefit in a lump sum will be paid within seven calendar days following the next valuation after we receive proof of death and a request for payment. Requests for continuing income phase payments or another form of distribution method must be in writing and received by us within the time period allowed by the Tax Code or the death benefit will be paid in a lump sum and the contract will be canceled.

Payment of Death Benefit or Proceeds.

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. **See** "**TAX CONSIDERATIONS**."

INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. To start receiving income phase payments, you must notify us in writing of all of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section); and
- Choice of fixed, variable or a combination of both fixed and variable payments.

Your account will continue in the accumulation phase until you properly initiate income phase payments. If you have not selected an income phase payment option or a required minimum distribution payment method (for qualified contracts) before the payment start date, we will apply the fixed account values to provide fixed annuity payments and the subaccount values to provide variable annuity payments, both in the form of a Life Income with Payments Guaranteed for 10 years (120 months) to be automatically effective. You may change the income phase payment option by notifying us in writing before the payment start date. Once an income phase payment option is selected, it may not be changed.

We may have used the following terms in prior prospectuses:
- **Annuity Provisions**-Income Phase;
- **Annuity Payout Selection**-Income Phase Payment Option; and
- **Annuity Payout**-Income Phase Payment

Also, income phase payments are sometimes referred to as "annuity payments."

What Affects Payment Amounts. Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected and whether you select fixed, variable or a combination of both fixed and variable payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. The subaccounts available during the income phase may be limited, and may not include all subaccounts available during the accumulation phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For more information about how variable income phase payments are determined, call us for a copy of the Statement of Additional Information. **See** "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Transfers. After income phase payments begin, you may transfer between subaccounts once per year.

Assumed Net Investment Rate. If you elect variable payments, the assumed net investment rate is 3.0%. If the investment performance of the subaccounts you selected exceeds 3.0%, your income phase payments will increase. Conversely, if the investment performance of the subaccounts you selected is less than 3.0%, your income phase payments will decrease.

Minimum Payment Amounts. The income phase payment option you select must result in monthly payments of at least $100. We reserve the right to change the frequency of income phase payments to intervals that will result in payments of at least $100.

If the account value less any outstanding loan balance at the payment start date is less than $5,000, you will receive one lump-sum payment and the contract will be cancelled.

Restrictions on Start Dates and the Duration of Payments. Unless otherwise agreed to by us, the start date must be the first business day of any calendar month, and the earliest start date is the first business day of the first month that is at least 60 days after issue. If you do not select a start date, or, for qualified contracts, if you do not select a required minimum distribution payment method, the start date will be the annuitant's 85th birthday. The latest start date is the annuitant's 99th birthday. If income phase payments start when the annuitant is at an advanced age, such as over 95, it is possible that the contract will not be considered an annuity for federal tax purposes. You may change the start date by notifying us in writing at least 30 days before the start date currently in effect and the new start date. The new start date must satisfy the requirements for a start date.

For qualified contracts only, income phase payments may not extend beyond:
• The life of the annuitant;
• The joint lives of the annuitant and beneficiary;
• A guaranteed period greater than the annuitant's life expectancy; or
• A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

See "**TAX CONSIDERATIONS**" for further discussion of rules relating to income phase payments.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables on the following page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under income phase payment options and is applicable to all income phase payment options, including variable options under which we do not assume a mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.15% annually from amounts held in the subaccounts. We are currently deducting this charge.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment options table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days following the next valuation date after we receive proof of death acceptable to us and the request for the payment in good order at our Administrative Service Center. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation date after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Payment of Death Benefit or Proceeds.

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. See "**DEATH BENEFIT – The Retained Asset Account**" for more information about the retained asset account.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Amounts applied to income phase payments are treated as a withdrawal from the contract, and we reserve the right to deduct any premium taxes not already paid under the contract. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. **See** "**TAX CONSIDERATIONS**" for additional information.

Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer other income phase payment options under the contract from time to time.

Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:
- **Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based; and
- **Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income with Payments Guaranteed for 10 Years*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for 10 years (120 months). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Death Benefit-None:** All payments end upon the death of both annuitants.

_____
*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you're age 95.

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as annuities for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contracts. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:
- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
- **Introduction;**
- **Taxation of Nonqualified Contracts;**
- **Taxation of Qualified Contracts;**
- **Tax Consequences of Enhanced Death Benefits;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Types of Contracts: Nonqualified or Qualified

The contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Nonqualified Contracts. Nonqualified contracts are not related to retirement plans that receive special income tax treatment under the Tax Code. Rather, they are purchased with after tax contributions and are purchased to save money with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(b), 408, 408A or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

Roth Accounts. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution

General. Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary to do so;
- **Investor Control.** Although earnings under nonqualified contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Holders of a Non-Qualified Contract.** If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the purchase payments or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner; and

- **Delayed Income Phase Starting Date.** If the contract's income phase starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all purchase payments to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax adviser regarding procedures for making section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than income phase payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax adviser prior to proceeding with the transaction.

Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010 which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a Beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2012, your entire balance must be distributed by August 31, 2017. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The contract offers a death benefit that may exceed the greater of the purchase payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under section 72 of the Tax Code, an immediate annuity means an annuity:
- Which is purchased with a single purchase payment;
- With annuity payments starting within one year from the date of purchase; and
- Which provides a series of substantially equal periodic payments made annually or more frequently.

While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact your sales representative or call us at the number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
- Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement;
- Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA");
- Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA; and
- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers).. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
* Contributions in excess of specified limits;
* Distributions before age 59½ (subject to certain exceptions);
* Distributions that do not conform to specified commencement and minimum distribution rules; and
* Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

401(a), 401(k), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $51,000 (as indexed for 2013). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), 403(b) or Roth 403(b) plan to generally no more than $17,500 (2013). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) Plans. The total annual contributions (including pre-tax salary reduction contributions) made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $17,500 (as indexed for 2013). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), 403(b), Roth 403(b) or 457(b) who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: the applicable dollar amount, which for 2013 is $17,500, plus the catch-up contribution limit of $5,500 (2013); or the applicable dollar amount plus the Special 457 Catch-up. For advice with respect to these catch-up provisions, please consult a qualified tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
* Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
* A required minimum distribution under Tax Code section 401(a)(9);
* A hardship withdrawal;
* Otherwise excludable from income; or
* Not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
* The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
* You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) or IRA or Roth IRA unless certain exceptions, including one or more of the following, have occurred:
* You have attained age 59½;
* You have become disabled, as defined in the Tax Code;
* You have died and the distribution is to your beneficiary;
* You have separated from service with the plan sponsor at or after age 55;
* The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
* You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
* The distribution is made due to an IRS levy upon your plan;
* The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
* The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 403(b) and Roth IRA. A partial or full distribution of purchase payments to a Roth 403(b) or a Roth IRA account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) or a Roth IRA account is defined as a distribution that meets the following requirements:
* The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
* The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship; or
- Termination of the plan (assets must be distributed within one year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

457(b) Plans. Under 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), 403(b), Roth 403(b), 457(b) Plans and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
• Start date for distributions;
• The time period in which all amounts in your contract(s) must be distributed; and
• Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
• Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
• Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
• Over your life or the joint lives of you and your designated beneficiary; or
• Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), 403(b), Roth 403(b), 457(b) Plans, IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
• Over the life of the designated beneficiary; or
• Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
• December 31 of the calendar year following the calendar year of your death; or
• December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), 403(b), Roth 403(b), 457(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code section 403(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), vested non-Roth amounts otherwise eligible for distribution may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 403(b) and Roth IRA" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

On January 2, 2013, The American Taxpayer Relief Act of 2012 (HR 8) was signed into law. This law expanded a participant's ability to convert their pre-tax monies in a 401(k), 403(b) or governmental 457 plan into Roth post tax funds through a taxable "In-Plan Roth Rollover" transfer. Although this new law is effective for In-Plan Roth Rollover transfers made on or after December 31, 2012, and may include amounts held under a plan prior to that date, there are many issues from a federal income tax and plan administration perspective that need to be resolved before a recordkeeper may offer this new In-Plan Roth Rollover feature to plan sponsors. Consequently, In-Plan Roth Rollover transfers may not yet be available through the contract.

The tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), 403(b), Roth 403(b) and 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Enhanced Death Benefits

The contract offers an optional endorsement that provides a death benefit that may exceed the greater of purchase payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract. Please consult with your tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's affiliate, ING Financial Advisers, LLC, serves as the principal underwriter for the contract. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:
- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment ranges from 0.0% to a maximum of 6.75% of the payments to an account. Asset-based compensation of up to 1.0% may also be paid.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 6.75% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
• Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
• Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
• Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
• Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
• Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
• Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2012, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

• CUSO Financial Services, L.P.	• Legend Equities Corporation
• Cetera Financial Group	• AXA Advisors, LLC
• ING Financial Partners, Inc.	• Raymond James Financial, Inc.
• GWN Securities, Inc.	• Summit Brokerage Services, Inc.
• Lincoln Investment Planning, Inc.	• Pacific West Securities, Inc.
• LPL Financial Corporation	• National Planning Corporation
• PlanMember Securities Corporation	• Wedbush Securities
• GLP Investment Services, LLC	• SagePoint Financial, Inc.
• Ameritas Investment Corp.	• Woodbury Financial Services, Inc.
• OneAmerica Securities, Inc.	• T. S. Phillips Investments, Inc.
• Royal Alliance Associates, Inc.	• Gold Coast Securities, Inc.
• Veritrust® Financial, L.L.C.	• Quest Capital Strategies, Inc.
• Securities America, Inc.	

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract, including any changes required to maintain the contract as a designated Roth annuity contract under the Tax Code, regulations, IRS rulings and requirements. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC ability to distribute the contract or upon the separate account.

• **Litigation.** Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

• **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
- On any valuation day when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfers, Assignments or Exchanges of a Contract

A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract owner, or the exchange of a contract may result in certain tax consequences to the contract owner that are not discussed herein. A contract owner contemplating any such transfer, assignment, or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Involuntary Terminations

We reserve the right to terminate a contract if:
- The entire account value is withdrawn on or before income phase payments begin; or
- The outstanding loan balance equals or exceeds the account value.

Reports to Owners

At least once in each account year we will mail you, at the last known address of record, a statement of your account value. Written confirmation of every financial transaction made under the contract will be made immediately; however, written confirmation of periodic payments made through salary reduction arrangements will be made quarterly.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or one of our affiliates. Call us at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" if you need additional copies of financial reports, prospectuses or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI:

You may request an SAI by calling our Administrative Service Center at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" or by returning this request to our Administrative Service Center at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Please tear off, complete and return the form below to order a free Statement of Additional Information for contracts offered under the prospectus.

- -

Your name _____

Address _____

City _____ State _____ Zip _____

Please send me a copy of the Separate Account N ING Advantage Century[SM] Statement of Additional Information (Form No. SAI.100207-13).

- -

APPENDIX I
THE FIXED ACCOUNTS

General Disclosure

- Fixed Account A, Fixed Account B and Fixed Account C (collectively, the fixed accounts) are investment options available during the accumulation phase.
- Amounts allocated to the fixed accounts are held in the Company's general account which supports insurance and annuity obligations.
- All or a portion of your purchase payments may be allocated to the fixed accounts.
- Interests in the fixed accounts have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- The fixed accounts have not been registered as investment companies under the Investment Company Act. of 1940.
- Disclosure in this prospectus regarding the fixed accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the fixed accounts has not been reviewed by the SEC.
- Additional information about the fixed accounts may be found in the contracts.

Interest Rates

- The fixed accounts have an interest rate that is set periodically by the Company. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment. The minimum guaranteed interest rate is set forth in the contract. The Company, may credit interest in excess of the guaranteed rate. Amounts applied to the fixed account are guaranteed to earn the interest rate in effect at the time money is applied for 12 months from the date a purchase payment is received. Subsequent interest rates for that amount are credited with excess interest at the rates in effect for the then current 12 month period. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims paying ability.
- The Company determines excess interest credits, if any, based on a number of factors, including, but not limited to, investment yield rates, taxes, contract persistency, other experience factors and Company profit objectives. In order to encourage new purchase payments or transfers, the Company may at certain times credit a higher initial interest rate to new purchase payments or transfers than it would otherwise credit based on other factors. As the Company resets interest rates beginning 12 months after a purchase payment or transfer is received, and annually thereafter, any higher initial interest rate credited may be discontinued at any time. The relatively higher initial interest rates are credited with the expectation that over time the Company will lower interest rates, or not raise them as quickly as it otherwise might, on those same purchase payments or transfers. Due to all of these factors, the initial interest rate may be higher than, and not representative of, the rates that will be credited in subsequent years for existing purchase payments or transfers.
- The Company is not aware of any statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in the Company's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various contract holders, contract owners and stockholders.

Transfers from the Fixed Accounts. Subject to the conditions applicable to transfers among subaccounts, transfers of unloaned amounts from Fixed Account A may be made to the subaccounts or to Fixed Account B any time during the accumulation phase. During the income phase transfers into or between the fixed accounts are not allowed.

Transfers of amounts in Fixed Account B to the subaccounts or to Fixed Account A are subject to the following conditions:
- Transfers may only be made within a 30-day period before and after an account anniversary and only one transfer may be made during such period (reallocation period).
- Your request for transfer must be received by us no more than 30 days before the start of a reallocation period and no later than 10 days before the end of a reallocation period.
- Transfer amounts may not exceed the greater of 25% of the Fixed Account B account value or $1,000 (if the balance in Fixed Account B after such transfer would be less than $1,000, the entire account value may be transferred).
- Transfer amounts may not be less than $250 (if the balance in Fixed Account B is less than $250, the entire account value must be transferred).

Transfers of amounts in Fixed Account C are subject to the following conditions:

- Transfers must begin within 30 days of deposit and must be in substantially equal payments over a 12-month period. Transfers will occur any time before the 29th day of each month (reallocation date). You may instruct us on which day you want the transfer to occur.
- If additional purchase payment(s) are received for allocation to Fixed Account C, the balance of Fixed Account C will be adjusted to reflect the subsequent payment(s) and transfers will be recalculated based on the remaining 12-month period.
- You may change the subaccount(s) receiving Fixed Account C transfers by written request before the reallocation date. Only one transfer from Fixed Account C shall take place at any one time.
- If transfers from Fixed Account C are discontinued prior to the end of the 12-month period, the remaining balance of Fixed Account C will be reallocated as directed by you.
- Transfers from Fixed Account C to Fixed Account A and Fixed Account B are not permitted.

Transfers into Fixed Account C from any subaccount or from any other fixed option are not allowed.

After the start of the income phase, reserves supporting fixed income phase payments cannot be reallocated. We reserve the right to allow transfers from Fixed Account C in excess of the limits described above on a non-discriminatory basis.

Dollar Cost Averaging. Amounts you invest in the fixed accounts may be automatically transferred into the other investment options. Transfers from Fixed Account C to Fixed Account A and Fixed Account B are not permitted. Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis. Interest earned on amounts invested in Fixed Account B may be automatically transferred into the other investment options. **See** "**TRANSFERS - Dollar Cost Averaging Program**." Additionally:

- Only automatic transfers of 100% of interest earned in Fixed Account B are allowed, and transfers to Fixed Account A or Fixed Account C are not allowed. We will only transfer interest that is earned after you have elected this option. Reallocations of this type may be made on a monthly, quarterly, semi-annual or annual basis.
- To elect transfers of this type, your account value must be at least $10,000 and the Fixed Account B account value must be at least $5,000. We reserve the right to discontinue transfers of this type when the Fixed Account B account value becomes less than $5,000.

Withdrawals. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law. Withdrawals will be made on a last-in first-out basis (i.e., the most recent purchase payment and associated earnings on that purchase payment will be the first to be withdrawn from the contract value, followed by the next most recent purchase payment and associated earnings, and so on).

Loans. Loans are not allowed from Fixed Account C. **See** "**LOANS.**"

Charges. We do not make deductions from amounts in the fixed accounts to cover mortality and expense risks. We consider these risks when determining the credited rate. We expect to derive a profit from the determination of the credited rate. If you make a full withdrawal, the amount available from the fixed accounts will be reduced by any applicable early withdrawal charge and annual maintenance fee. **See** "**FEE TABLE**" and "**FEES.**"

Guarantee. We guarantee that the fixed account value will not be less than the amount of purchase payments and transfers allocated to the fixed account, plus interest at the minimum guaranteed rate disclosed in the annuity contract, compounded annually, plus any additional interest which we may, in our discretion, credit to the fixed accounts, less the sum of all annual administrative charges or early withdrawal charges, any applicable premium taxes and any amounts withdrawn or reallocated from the fixed accounts.

APPENDIX II
FUND DESCRIPTIONS

List of Fund Name Changes

New Fund Name	Former Fund Name
ING Columbia Contrarian Core Portfolio	ING Davis New York Venture Portfolio
ING Invesco Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio
ING Invesco Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio
ING Invesco Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio
ING Multi-Manager Large Cap Core Portfolio	ING Pioneer Fund Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW - Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds – Growth Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.
American Funds – Growth-Income Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks capital growth over time and income by investing primarily in common stocks or other securities that demonstrate the potential for capital appreciation and/or dividends.
American Funds – International Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Index 500 Portfolio **Investment Adviser:** FMR **Subadvisers:** Geode Capital Management, LLC ("Geode") and FMRC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Investment Grade Bond Portfolio **Investment Adviser:** FMR **Subadvisers:** Fidelity Investments Money Management, Inc. ("FIMM") and other investment advisers	Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Money Market Portfolio **Investment Adviser:** FMR **Subadvisers:** FIMM and other investment advisers	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Franklin Small Cap Value Securities Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization companies.
ING American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

ING FMR^{SM} Diversified Mid Cap Portfolio*
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Fidelity Management & Research Company
 	
*FMR^{SM} is a service mark of Fidelity Management & Research Company
	Seeks long-term growth of capital.

ING Global Resources Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: ING Investment Management Co. LLC
	A *non-diversified* portfolio that seeks long-term capital appreciation.

ING Growth and Income Portfolio
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING Index Plus LargeCap Portfolio
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.

ING Index Plus MidCap Portfolio
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.

ING Index Plus SmallCap Portfolio
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.

ING Intermediate Bond Portfolio
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING International Index Portfolio
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks investment (before fees and expenses) results that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

ING International Value Portfolio
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital appreciation.

ING Invesco Comstock Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.
ING Limited Maturity Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company.	Seeks reasonable income and capital growth.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING SmallCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

ING T. Rowe Price Equity Income Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks substantial dividend income as well as long-term growth of capital.

ING T. Rowe Price Growth Equity Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term capital growth, and secondarily, increasing dividend income.

ING T. Rowe Price International Stock Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth of capital.

ING Templeton Foreign Equity Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

ING U.S. Stock Index Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return.
Lord Abbett Series Fund – Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

Neuberger Berman AMT Socially Responsive Portfolio®
 	
    Investment Adviser: Neuberger Berman Management LLC
 	
    Subadviser: Neuberger Berman LLC
	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

PIMCO VIT Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX III
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account N available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2012 the "Value at beginning of period" shown is the value at first date of investment. Portfolio name changes after December 31, 2012 are not reflected in the following information.

(Selected data for accumulation units outstanding throughout each period, reflecting total daily separate account charges of 1.40%)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
AMERICAN FUNDS INSURANCE SERIES® - GROWTH FUND										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.69	$9.21	$7.87	$5.72	$10.36	$10.02				
Value at end of period	$10.11	$8.69	$9.21	$7.87	$5.72	$10.36				
Number of accumulation units outstanding at end of period	1,054,796	1,019,402	905,563	826,066	517,348	210,863				
AMERICAN FUNDS INSURANCE SERIES® - GROWTH - INCOME FUND										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.27	$8.54	$7.77	$6.01	$9.80	$10.15				
Value at end of period	$9.58	$8.27	$8.54	$7.77	$6.01	$9.80				
Number of accumulation units outstanding at end of period	767,003	764,356	676,481	569,995	344,738	167,550				
AMERICAN FUNDS INSURANCE SERIES® - INTERNATIONAL FUND										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.85	$9.25	$8.75	$6.20	$10.87	$9.99				
Value at end of period	$9.13	$7.85	$9.25	$8.75	$6.20	$10.87				
Number of accumulation units outstanding at end of period	767,594	757,929	678,993	535,847	343,909	163,636				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$30.19	$31.41	$27.17	$20.31	$35.82	$30.89	$28.04	$24.32	$21.36	$16.86
Value at end of period	$34.66	$30.19	$31.41	$27.17	$20.31	$35.82	$30.89	$28.04	$24.32	$21.36
Number of accumulation units outstanding at end of period	1,891,430	2,069,904	2,257,366	2,475,885	2,592,576	2,940,749	3,421,204	3,608,230	3,603,532	3,473,244
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$20.77	$20.86	$18.37	$14.31	$25.30	$25.27	$21.32	$20.42	$18.57	$14.45
Value at end of period	$24.02	$20.77	$20.86	$18.37	$14.31	$25.30	$25.27	$21.32	$20.42	$18.57
Number of accumulation units outstanding at end of period	1,209,486	1,342,996	1,514,892	1,693,030	1,798,746	2,150,244	2,564,189	3,055,591	3,309,785	3,212,895
FIDELITY® VIP INDEX 500 PORTFOLIO										
Value at beginning of period	$22.48	$22.34	$19.70	$15.78	$25.40	$24.43	$21.41	$20.71	$18.98	$14.99
Value at end of period	$25.70	$22.48	$22.34	$19.70	$15.78	$25.40	$24.43	$21.41	$20.71	$18.98
Number of accumulation units outstanding at end of period	2,803,115	3,056,895	3,358,392	3,659,045	3,875,153	4,462,892	5,170,714	5,734,832	6,284,312	6,480,374
FIDELITY® VIP INVESTMENT GRADE BOND PORTFOLIO										
Value at beginning of period	$17.46	$16.49	$15.52	$13.60	$14.25	$13.85	$13.46	$13.36	$12.97	$12.50
Value at end of period	$18.23	$17.46	$16.49	$15.52	$13.60	$14.25	$13.85	$13.46	$13.36	$12.97
Number of accumulation units outstanding at end of period	869,327	881,448	972,798	1,029,633	1,125,040	1,348,755	1,602,378	1,791,726	1,902,345	1,946,453
FIDELITY® VIP MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.54	$13.72	$13.88	$13.97	$13.75	$13.26	$12.82	$12.62	$12.64	$12.69
Value at end of period	$13.37	$13.54	$13.72	$13.88	$13.97	$13.75	$13.26	$12.82	$12.62	$12.64
Number of accumulation units outstanding at end of period	674,159	668,659	693,988	816,911	986,027	867,300	889,566	1,016,753	1,120,186	1,566,100
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.30	$12.96	$10.25	$8.05	$12.18	$12.66	$10.97	$9.89		
Value at end of period	$14.36	$12.30	$12.96	$10.25	$8.05	$12.18	$12.66	$10.97		
Number of accumulation units outstanding at end of period	230,923	228,859	219,143	202,990	162,970	137,667	98,655	23,199		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$21.07	$22.02	$18.25	$13.60	$18.74	$19.53	$17.11	$16.04	$13.38	$9.99
Value at end of period	$24.22	$21.07	$22.02	$18.25	$13.60	$18.74	$19.53	$17.11	$16.04	$13.38

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Number of accumulation units outstanding at end of period	91,629	90,789	88,926	86,370	74,979	69,967	87,319	86,051	66,036	17,928
ING BALANCED PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.96	$11.27	$10.01	$8.52	$12.01	$11.54	$10.64	$10.63		
Value at end of period	$12.29	$10.96	$11.27	$10.01	$8.52	$12.01	$11.54	$10.64		
Number of accumulation units outstanding at end of period	42,864	52,495	64,399	71,405	83,618	111,617	137,182	3,005		
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$20.79	$20.58	$16.46	$12.32	$21.21	$20.23	$17.75	$16.73	$13.22	$10.02
Value at end of period	$24.59	$20.79	$20.58	$16.46	$12.32	$21.21	$20.23	$17.75	$16.73	$13.22
Number of accumulation units outstanding at end of period	187,379	196,822	190,330	189,950	158,468	152,699	145,532	1,110,338	51,186	25,188
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.26	$8.49	$7.58	$5.88	$9.77	$10.03				
Value at end of period	$9.35	$8.26	$8.49	$7.58	$5.88	$9.77				
Number of accumulation units outstanding at end of period	1,295,541	1,407,178	1,517,309	1,622,431	1,669,632	1,863,605				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(From May 13, 2004)										
Value at beginning of period	$13.50	$15.28	$13.07	$8.68	$14.62	$12.46	$11.78	$10.69	$9.85	
Value at end of period	$14.36	$13.50	$15.28	$13.07	$8.68	$14.62	$12.46	$11.78	$10.69	
Number of accumulation units outstanding at end of period	121,922	119,606	100,408	90,829	43,347	24,876	17,294	6,906	8,272	
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.36	$10.00	$8.72	$6.61	$9.62					
Value at end of period	$11.63	$9.36	$10.00	$8.72	$6.61					
Number of accumulation units outstanding at end of period	402,324	384,921	393,259	377,442	343,560					
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during Jul 2005)										
Value at beginning of period	$10.45	$11.10	$10.02	$7.70	$12.82	$12.45	$11.05	$10.95		
Value at end of period	$11.60	$10.45	$11.10	$10.02	$7.70	$12.82	$12.45	$11.05		
Number of accumulation units outstanding at end of period	117,006	112,727	109,588	92,704	57,485	46,623	33,120	3,065		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$13.72	$15.62	$12.34	$8.99	$14.98	$13.27	$12.03	$11.07		
Value at end of period	$15.50	$13.72	$15.62	$12.34	$8.99	$14.98	$13.27	$12.03		
Number of accumulation units outstanding at end of period	136,753	143,422	132,960	109,789	89,661	76,145	52,422	2,689		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$12.06	$13.46	$11.22	$8.28	$14.23	$10.25				
Value at end of period	$11.55	$12.06	$13.46	$11.22	$8.28	$14.23				
Number of accumulation units outstanding at end of period	661,624	704,558	677,806	687,784	651,713	659,309				
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$11.25	$11.44	$10.17	$7.92	$12.87	$12.16				
Value at end of period	$12.85	$11.25	$11.44	$10.17	$7.92	$12.87				
Number of accumulation units outstanding at end of period	181,444	187,184	193,066	156,587	133,553	163,541				
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$13.60	$13.80	$12.28	$10.11	$16.33	$15.77	$13.96	$13.43	$12.32	$9.97
Value at end of period	$15.35	$13.60	$13.80	$12.28	$10.11	$16.33	$15.77	$13.96	$13.43	$12.32
Number of accumulation units outstanding at end of period	190,048	192,015	202,833	232,995	269,664	265,739	296,022	130,910	84,437	24,260
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$17.24	$17.69	$14.71	$11.33	$18.40	$17.69	$16.39	$14.95	$13.01	$9.88
Value at end of period	$20.01	$17.24	$17.69	$14.71	$11.33	$18.40	$17.69	$16.39	$14.95	$13.01
Number of accumulation units outstanding at end of period	310,132	330,868	369,152	409,527	405,989	489,583	585,359	494,201	163,203	38,815
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$16.86	$17.22	$14.22	$11.55	$17.63	$19.07	$16.99	$16.01	$13.30	$9.77
Value at end of period	$18.68	$16.86	$17.22	$14.22	$11.55	$17.63	$19.07	$16.99	$16.01	$13.30

CFI 2

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Number of accumulation units outstanding at end of period	194,457	202,410	223,528	234,101	237,587	335,385	441,518	359,202	112,992	20,350
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$12.41	$11.70	$10.80	$9.82	$10.88	$10.41	$10.14	$10.06		
Value at end of period	$13.38	$12.41	$11.70	$10.80	$9.82	$10.88	$10.41	$10.14		
Number of accumulation units outstanding at end of period	286,248	241,571	219,268	210,122	214,110	131,885	73,223	2,362		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.93	$11.50	$10.83	$10.00						
Value at end of period	$11.60	$9.93	$11.50	$10.83						
Number of accumulation units outstanding at end of period	4,002	3,594	4,507	3,975						
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$17.44	$20.80	$20.58	$16.41	$29.07	$25.99	$20.36	$18.87	$16.30	$12.72
Value at end of period	$20.51	$17.44	$20.80	$20.58	$16.41	$29.07	$25.99	$20.36	$18.87	$16.30
Number of accumulation units outstanding at end of period	490,370	540,344	619,934	714,966	763,016	913,831	1,080,508	1,315,804	1,365,791	1,088,497
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$14.63	$15.11	$13.28	$10.45	$16.65	$17.24	$15.04	$14.70	$12.76	$9.96
Value at end of period	$17.14	$14.63	$15.11	$13.28	$10.45	$16.65	$17.24	$15.04	$14.70	$12.76
Number of accumulation units outstanding at end of period	294,181	331,534	324,999	328,622	302,362	308,362	332,436	291,793	145,290	34,667
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.20	$12.51	$11.29	$9.33	$12.35	$12.10	$10.89	$10.16		
Value at end of period	$13.57	$12.20	$12.51	$11.29	$9.33	$12.35	$12.10	$10.89		
Number of accumulation units outstanding at end of period	672,552	725,696	780,350	866,028	928,685	1,088,177	1,316,257	28,744		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.25	$11.67	$10.52	$8.60	$12.87	$12.73	$11.13	$10.19		
Value at end of period	$12.71	$11.25	$11.67	$10.52	$8.60	$12.87	$12.73	$11.13		
Number of accumulation units outstanding at end of period	710,744	764,219	829,553	894,368	947,989	1,260,077	1,647,437	12,931		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.45	$24.14	$20.35	$12.03	$25.03	$18.33	$13.69	$10.05		
Value at end of period	$22.85	$19.45	$24.14	$20.35	$12.03	$25.03	$18.33	$13.69		
Number of accumulation units outstanding at end of period	438,926	460,984	460,503	410,651	309,786	373,958	283,868	127,852		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$19.30	$19.18	$15.77	$12.71	$19.19	$18.97	$16.46	$15.36	$12.88	$9.97
Value at end of period	$22.90	$19.30	$19.18	$15.77	$12.71	$19.19	$18.97	$16.46	$15.36	$12.88
Number of accumulation units outstanding at end of period	293,451	308,185	307,214	328,467	300,528	326,079	317,559	312,966	176,531	47,245
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.72	$14.06	$11.22	$8.93	$12.87	$13.26	$11.50	$10.25		
Value at end of period	$16.09	$13.72	$14.06	$11.22	$8.93	$12.87	$13.26	$11.50		
Number of accumulation units outstanding at end of period	1,297,351	1,442,182	1,588,670	1,786,754	1,955,018	2,329,522	2,879,062	6,712		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.90	$9.92								
Value at end of period	$11.53	$9.90								
Number of accumulation units outstanding at end of period	1,401,653	1,534,093								
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.48	$8.31	$7.06	$6.35	$9.22	$9.95				
Value at end of period	$9.59	$8.48	$8.31	$7.06	$6.35	$9.22				
Number of accumulation units outstanding at end of period	291,099	286,967	215,380	208,200	199,359	231,438				

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LIMITED MATURITY BOND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.29	$11.32	$11.13	$10.53	$10.71	$10.27	$10.03	$10.01		
Value at end of period	$11.30	$11.29	$11.32	$11.13	$10.53	$10.71	$10.27	$10.03		
Number of accumulation units outstanding at end of period	589,007	594,702	668,504	731,503	780,239	817,806	977,628	5,825		
ING LIQUID ASSETS PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.63	$10.78	$10.92	$11.02	$10.88	$10.49	$10.13	$10.01		
Value at end of period	$10.49	$10.63	$10.78	$10.92	$11.02	$10.88	$10.49	$10.13		
Number of accumulation units outstanding at end of period	171,824	165,158	139,602	147,841	141,714	140,303	11,399	142,410		
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.46	$9.73	$8.22	$6.45	$10.06					
Value at end of period	$10.54	$9.46	$9.73	$8.22	$6.45					
Number of accumulation units outstanding at end of period	80,604	77,763	76,987	78,517	75,660					
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$13.71	$13.69	$12.64	$10.87	$14.19	$13.84	$12.54	$12.36	$11.28	$10.50
Value at end of period	$15.03	$13.71	$13.69	$12.64	$10.87	$14.19	$13.84	$12.54	$12.36	$11.28
Number of accumulation units outstanding at end of period	259,500	257,736	239,973	224,140	191,113	287,661	384,646	468,412	270,367	35,106
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.99	$10.18	$7.92	$5.68	$9.23	$7.44	$7.00	$6.44	$5.85	$4.34
Value at end of period	$11.24	$9.99	$10.18	$7.92	$5.68	$9.23	$7.44	$7.00	$6.44	$5.85
Number of accumulation units outstanding at end of period	2,259,932	2,469,710	2,693,044	2,988,972	3,163,299	3,648,781	4,535,993	5,263,838	5,981,476	285,276
ING OPPENHEIMER GLOBAL PORTFOLIO										
Value at beginning of period	$17.23	$19.02	$16.62	$12.07	$20.51	$19.52	$16.78	$14.98	$13.18	$9.55
Value at end of period	$20.67	$17.23	$19.02	$16.62	$12.07	$20.51	$19.52	$16.78	$14.98	$13.18
Number of accumulation units outstanding at end of period	1,773,784	1,963,707	2,160,953	2,368,360	2,476,984	2,819,614	3,211,990	3,170,562	43,488	20,002
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$14.30	$14.02	$13.18	$11.84	$12.00	$11.10	$10.80	$10.70	$10.37	$10.06
Value at end of period	$15.26	$14.30	$14.02	$13.18	$11.84	$12.00	$11.10	$10.80	$10.70	$10.37
Number of accumulation units outstanding at end of period	1,061,775	957,392	876,361	675,330	486,974	284,629	314,916	289,177	129,090	64,909
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$11.10	$11.79	$10.32	$8.43	$13.10	$12.64	$10.98	$10.72		
Value at end of period	$12.07	$11.10	$11.79	$10.32	$8.43	$13.10	$12.64	$10.98		
Number of accumulation units outstanding at end of period	26,781	26,578	23,968	19,694	16,081	9,115	4,539	17		
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.57	$14.89	$12.68	$7.70	$11.06	$10.56	$10.04			
Value at end of period	$16.70	$14.57	$14.89	$12.68	$7.70	$11.06	$10.56			
Number of accumulation units outstanding at end of period	390,944	386,700	406,651	533,661	414,117	78,010	19,571			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.14	$11.89	$10.22	$8.28	$12.56	$12.07	$10.90	$10.07		
Value at end of period	$12.19	$11.14	$11.89	$10.22	$8.28	$12.56	$12.07	$10.90		
Number of accumulation units outstanding at end of period	37,926	43,583	38,291	28,592	16,071	10,229	5,247	4,589		
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.42	$13.06	$11.74	$10.11						
Value at end of period	$15.15	$13.42	$13.06	$11.74						
Number of accumulation units outstanding at end of period	2,479,163	2,707,204	3,048,629	3,365,218						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.15	$13.00	$11.75	$10.00						
Value at end of period	$14.99	$13.15	$13.00	$11.75						
Number of accumulation units outstanding at end of period	495,446	548,635	637,551	727,251						

CFI 4

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$13.71	$14.21	$11.45	$10.02						
Value at end of period	$15.61	$13.71	$14.21	$11.45						
Number of accumulation units outstanding at end of period	60,255	62,993	58,055	47,263						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$29.50	$29.66	$22.73	$17.59	$27.22	$25.08	$22.60	$21.00	$19.33	$14.15
Value at end of period	$33.50	$29.50	$29.66	$22.73	$17.59	$27.22	$25.08	$22.60	$21.00	$19.33
Number of accumulation units outstanding at end of period	432,742	469,305	513,352	551,678	587,177	674,104	791,379	926,946	1,080,775	1,213,477
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$9.53	$9.71	$8.83	$7.30	$10.10	$10.04				
Value at end of period	$10.50	$9.53	$9.71	$8.83	$7.30	$10.10				
Number of accumulation units outstanding at end of period	383,876	309,342	257,335	172,052	68,575	1,949				
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.86	$9.26	$8.23	$6.61	$10.12					
Value at end of period	$9.95	$8.86	$9.26	$8.23	$6.61					
Number of accumulation units outstanding at end of period	466,624	450,514	385,323	296,212	97,663					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.55	$9.07	$8.02	$6.32	$10.15					
Value at end of period	$9.73	$8.55	$9.07	$8.02	$6.32					
Number of accumulation units outstanding at end of period	329,327	278,356	204,683	122,130	37,141					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$8.27	$8.83	$7.75	$6.04	$10.16	$10.04				
Value at end of period	$9.44	$8.27	$8.83	$7.75	$6.04	$10.16				
Number of accumulation units outstanding at end of period	206,259	166,983	128,047	70,330	19,295	149				
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.33	$10.41	$9.61	$8.29	$10.06					
Value at end of period	$11.21	$10.33	$10.41	$9.61	$8.29					
Number of accumulation units outstanding at end of period	259,677	282,986	298,201	308,432	311,605					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.15	$13.10	$11.96	$10.29	$13.65	$13.08	$12.24	$11.96	$11.23	$9.84
Value at end of period	$14.56	$13.15	$13.10	$11.96	$10.29	$13.65	$13.08	$12.24	$11.96	$11.23
Number of accumulation units outstanding at end of period	320,059	306,713	284,524	308,081	185,764	116,489	63,297	32,695	46,527	20,296
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$13.57	$14.17	$12.71	$10.29	$16.33	$15.76	$14.12	$13.48	$12.21	$9.70
Value at end of period	$15.39	$13.57	$14.17	$12.71	$10.29	$16.33	$15.76	$14.12	$13.48	$12.21
Number of accumulation units outstanding at end of period	446,706	433,884	382,126	343,272	215,623	153,793	85,076	51,527	14,629	2,250
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$13.43	$13.70	$12.40	$10.32	$15.05	$14.47	$13.20	$12.79	$11.76	$9.52
Value at end of period	$15.04	$13.43	$13.70	$12.40	$10.32	$15.05	$14.47	$13.20	$12.79	$11.76
Number of accumulation units outstanding at end of period	760,711	680,704	603,890	521,133	310,842	200,615	124,545	94,672	66,100	13,323
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.73	$13.53	$12.04	$9.16	$12.82	$12.45	$11.01	$10.12		
Value at end of period	$15.50	$13.73	$13.53	$12.04	$9.16	$12.82	$12.45	$11.01		
Number of accumulation units outstanding at end of period	1,498,629	1,307,712	1,137,940	1,062,551	886,173	770,274	533,084	198,482		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.02	$13.71	$10.82	$7.49	$13.36	$11.95	$11.11	$9.51		
Value at end of period	$14.90	$13.02	$13.71	$10.82	$7.49	$13.36	$11.95	$11.11		
Number of accumulation units outstanding at end of period	2,920,278	3,227,458	3,557,873	3,947,134	4,140,802	4,684,740	5,458,320	3,048,458		

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.36	$13.63	$12.00	$9.97						
Value at end of period	$15.47	$13.36	$13.63	$12.00						
Number of accumulation units outstanding at end of period	375,450	379,946	370,255	362,500						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$15.86	$16.25	$14.10	$10.01	$17.56	$16.20	$14.50	$13.85	$12.77	$9.45
Value at end of period	$18.59	$15.86	$16.25	$14.10	$10.01	$17.56	$16.20	$14.50	$13.85	$12.77
Number of accumulation units outstanding at end of period	227,193	229,138	243,982	226,507	198,594	205,607	194,623	171,611	110,800	41,737
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.04	$13.88	$12.35	$9.08	$18.17	$15.24	$12.44	$10.08		
Value at end of period	$14.13	$12.04	$13.88	$12.35	$9.08	$18.17	$15.24	$12.44		
Number of accumulation units outstanding at end of period	1,022,639	1,118,773	1,231,740	1,371,628	1,439,000	1,674,860	1,983,457	12,685		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.58	$8.73	$8.14	$6.24	$10.14					
Value at end of period	$8.89	$7.58	$8.73	$8.14	$6.24					
Number of accumulation units outstanding at end of period	610,659	174,957	145,120	104,876	62,230					
ING U.S. STOCK INDEX PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.84	$10.80	$9.54	$7.67	$12.36	$11.91	$10.46	$10.01		
Value at end of period	$12.38	$10.84	$10.80	$9.54	$7.67	$12.36	$11.91	$10.46		
Number of accumulation units outstanding at end of period	66,774	60,635	47,542	40,712	22,948	16,018	20,317	2,320		
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.50	$10.93	$9.77	$7.52	$12.66	$12.69	$11.24	$10.34		
Value at end of period	$11.75	$10.50	$10.93	$9.77	$7.52	$12.66	$12.69	$11.24		
Number of accumulation units outstanding at end of period	232,076	262,394	283,549	312,236	340,355	388,904	454,545	1,561		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.46	$11.05	$8.94	$7.16	$11.97	$12.07	$10.91	$9.91		
Value at end of period	$11.82	$10.46	$11.05	$8.94	$7.16	$11.97	$12.07	$10.91		
Number of accumulation units outstanding at end of period	138,791	138,883	128,010	128,416	107,582	108,204	97,995	41,121		
NEUBERGER BERMAN AMT SOCIALLY RESPONSIVE PORTFOLIO®										
Value at beginning of period	$14.68	$15.36	$12.68	$9.78	$16.38	$15.44	$13.77	$13.07	$11.70	$8.83
Value at end of period	$16.06	$14.68	$15.36	$12.68	$9.78	$16.38	$15.44	$13.77	$13.07	$11.70
Number of accumulation units outstanding at end of period	224,259	223,835	221,111	234,267	215,343	236,346	221,220	236,178	222,168	189,928
PIMCO VIT REAL RETURN PORTFOLIO										
(From May 24, 2004)										
Value at beginning of period	$14.76	$13.40	$12.57	$10.77	$11.75	$10.78	$10.84	$10.77	$10.18	
Value at end of period	$15.83	$14.76	$13.40	$12.57	$10.77	$11.75	$10.78	$10.84	$10.77	
Number of accumulation units outstanding at end of period	1,022,967	702,927	575,708	473,667	396,287	162,380	142,143	169,681	71,540	
PIONEER HIGH YIELD VCT PORTFOLIO										
(From May 24, 2004)										
Value at beginning of period	$13.58	$14.00	$12.03	$7.60	$11.94	$11.44	$10.69	$10.64	$9.73	
Value at end of period	$15.54	$13.58	$14.00	$12.03	$7.60	$11.94	$11.44	$10.69	$10.64	
Number of accumulation units outstanding at end of period	158,788	131,971	130,563	135,789	93,394	112,266	118,101	91,765	181,000	
WANGER SELECT										
(From May 11, 2004)										
Value at beginning of period	$13.18	$16.24	$13.01	$7.94	$15.81	$14.66	$12.42	$11.40	$9.88	
Value at end of period	$15.40	$13.18	$16.24	$13.01	$7.94	$15.81	$14.66	$12.42	$11.40	
Number of accumulation units outstanding at end of period	214,471	245,237	253,964	244,383	215,615	231,178	180,124	108,821	88,350	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
WANGER USA										
(From May 12, 2004)										
Value at beginning of period	$13.54	$14.23	$11.70	$8.34	$14.02	$13.49	$12.68	$11.56	$9.82	
Value at end of period	$16.02	$13.54	$14.23	$11.70	$8.34	$14.02	$13.49	$12.68	$11.56	
Number of accumulation units outstanding at end of period	181,229	194,719	179,323	171,364	141,105	133,871	130,486	103,548	36,460	

CFI 7